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ACA Capital Holdings, Inc.
140 Broadway
New York, NY 10005
Tel: (212) 375-2000

November 7, 2006

Via Electronic Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:
ACA Capital Holdings, Inc.
Registration Statement No. 333-133949

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, ACA Capital Holdings, Inc. (the "Company"), hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 11:00 a.m. EST on November 9, 2006, or as soon thereafter as it is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

        We understand that the Company's Registration Statement on Form 8-A (filed with the Commission on October 26, 2006, File No. 001-33111) under the Securities Exchange Act of 1934, as amended, shall become effective simultaneously with the S-1 Registration Statement pursuant to General Instruction A(c)(2) of Form 8-A.

        The Company acknowledges that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
ACA CAPITAL HOLDINGS, INC.
By:	/s/ NORA J. DAHLMAN Name: Nora J. Dahlman Title: Managing Director, General Counsel and Secretary

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ACA Capital Holdings, Inc. 140 Broadway New York, NY 10005 Tel: (212) 375-2000